

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

<u>Via E-mail</u>
George F. Colony
Chief Executive Officer
Forrester Research, Inc
400 Technology Square
Cambridge, Massachusetts 02139

      RE: **Forrester Research, Inc**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 14, 2011
               File No. 000-21433

Dear Mr. Colony:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Terence O'Brien

                          Terence O'Brien
                          Accounting Branch Chief